EXHIBIT 99.4

MARKETING MATERIALS

FOR

NEW HAVEN SAVINGS BANK

FULL CONVERSION OFFERING

New Haven Savings Bank Full Conversion Offering

Marketing Materials

TABLE OF CONTENTS

CORRESPONDENCE

Letter to Eligible Depositors (Eligibility Record Date & Supplemental Eligibility Record Date)

Potential Investor Letter (Community Members)

Corporators’ Letter

Ryan Beck “Broker Dealer” Letter

Stock Order Acknowledgment Letter

Stock Certificate Mailing Letter

ADVERTISEMENTS

Local Newspaper Advertisement (optional, not expected to be used)

Lobby Poster re: Offering (optional, not expected to be used)

BROCHURES

Questions & Answers Brochure

FORMS

Stock Order Form (Filed as Exhibit 99.5)

NOTE: No community information meetings for potential investors will be held during the offering.

NOTE: The offering package will be mailed only to eligible current/past depositors. No community members will be targeted. We will have offering packages on hand for a potential Community Offering.

Dear Depositor of New Haven Savings Bank:

As you may be aware, New Haven Savings Bank has some exciting plans underway. I am pleased to invite you to invest in NewAlliance Bancshares, Inc., the Bank’s newly-formed holding company. The initial public stock offering is being conducted in connection with the conversion of New Haven Savings Bank from the mutual (meaning no stockholders) to the stock form of organization. The primary reason for the conversion and offering is to provide the cash and stock consideration for NewAlliance Bancshares, Inc. to acquire Connecticut Bancshares, Inc. and its subsidiary, Savings Bank of Manchester and to acquire Alliance Bancorp of New England, Inc. and its subsidiary, Tolland Bank.

NewAlliance Bancshares, Inc. is offering for sale between 65,875,000 and 102,493,750 shares of its common stock. All shares will be sold at a price of $10.00 per share, and no commission will be charged to purchasers. Upon the completion of the conversion and stock offering, NewAlliance Bancshares, Inc. will be 100% owned by stockholders, and New Haven Savings Bank will become its subsidiary.

Pursuant to Connecticut banking regulations, the stock is being offered for sale to eligible past and current New Haven Savings Bank depositors before it is offered for sale to the public. As an eligible depositor of the Bank on either June 30, 2002 or December 31, 2003, you have the non-transferable right, but no obligation, to buy shares of NewAlliance Bancshares, Inc. common stock in the offering. Before making an investment decision, carefully review the information in the enclosed Prospectus, including the section entitled “Risk Factors”. If you are interested in purchasing shares of common stock, complete the enclosed Stock Order Form and return it, with full payment, in the enclosed Order Reply Envelope. Stock Order Forms must be received (not postmarked) prior to 10:00 a.m., New York time, on                             , 2004. If you wish to purchase stock through an IRA, please call our Stock Information Help Line early in the offering period, because IRA-related procedures require additional processing time.

Please note:

•	The conversion is an internal corporate restructuring meant to give us added flexibility to achieve business goals.

•	There will be no change to account numbers, interest rates or other terms of deposit and loan accounts at New Haven Savings Bank as a result of the conversion. Our existing staff will continue to serve customers, and deposit accounts will continue to be insured by the Federal Deposit Insurance Corporation, up to the maximum legal limits.

•	We look forward to welcoming the customers of Savings Bank of Manchester and Tolland Bank. Shortly after we complete the acquisitions, the combined bank will change its name to “NewAlliance Bank”. Our new name will reflect the broader geography we will serve and the stronger alliances we plan to forge with our customers and communities. We intend to operate NewAlliance Bank as an independent community-oriented financial institution, and our headquarters will remain in New Haven.

For detailed information regarding the stock offering, you may refer to the enclosed Prospectus and Questions & Answers brochure, or call our Stock Information Help Line at the toll free number shown below.

I am pleased to offer you this opportunity to share in our future as a stockholder of NewAlliance Bancshares, Inc.

Sincerely,

Peyton R. Patterson

Chairman of the Board, President

and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Questions?

Call our Stock Information Help Line toll free at 1-866-926-6222,

from 9:00 a.m. to 4:00 p.m., New York time, Monday through Friday

M

Dear Friend:

I am pleased to inform you of an investment opportunity. NewAlliance Bancshares, Inc., the newly-formed parent company of New Haven Savings Bank, is offering shares of its common stock for sale at a price of $10.00 per share. There will be no sales commission charged to purchasers. The initial public stock offering is being conducted in connection with the mutual-to-stock conversion of New Haven Savings Bank.

Before making an investment decision, carefully review the information in the enclosed Prospectus, including the section entitled “Risk Factors”. If you are interested in purchasing shares of common stock, complete the enclosed Stock Order Form and return it, with full payment, in the enclosed Order Reply Envelope. Stock Order Forms must be received (not postmarked) prior to 10:00 a.m., New York time, on                          , 2004. If you wish to purchase stock with funds you have in an IRA, please call our Stock Information Help Line early in the offering period, because IRA-related procedures require additional processing time.

For detailed information regarding the stock offering, you may refer to the enclosed Prospectus and Questions & Answers brochure, or call our Stock Information Help Line at the toll free number shown below.

Sincerely,

Peyton R. Patterson

Chairman of the Board, President

and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Questions?

Call our Stock Information Help Line toll free at 1-866-926-6222,

from 9:00 a.m. to 4:00 p.m., New York time, Monday through Friday

I

Dear New Haven Savings Bank Corporator:

As a New Haven Savings Bank corporator, you have a right to subscribe for shares of common stock in connection with the conversion of New Haven Savings Bank and the related initial public stock offering of NewAlliance Bancshares, Inc.

NewAlliance Bancshares, Inc. is offering for sale between 65,875,000 and 102,493,750 shares of its common stock. All shares will be sold at a price of $10.00 per share, and no commission will be charged to purchasers. As you know, upon the completion of the conversion and stock offering, NewAlliance Bancshares, Inc. will be 100% owned by stockholders, and New Haven Savings Bank will become its subsidiary.

Before making a decision whether to subscribe in the offering, carefully review the information in the enclosed Prospectus, including the section entitled “Risk Factors”. If you are interested in purchasing shares of common stock, complete the enclosed Stock Order Form and return it, with full payment, in the enclosed Order Reply Envelope. Stock Order Forms must be received (not postmarked) prior to 10:00 a.m., New York time, on                          , 2004. If you wish to purchase stock through an IRA, please call our Stock Information Help Line early in the offering period, because IRA-related procedures require additional processing time.

For detailed information regarding the stock offering, you may refer to the enclosed Prospectus and Questions & Answers brochure, or call our Stock Information Help Line at the toll free number shown below.

I am pleased to offer you this opportunity to share in our future as a stockholder of NewAlliance Bancshares, Inc.

Sincerely,

Peyton R. Patterson

Chairman of the Board, President

and Chief Executive Officer

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Questions?

Call our Stock Information Help Line toll free at 1-866-926-6222,

from 9:00 a.m. to 4:00 p.m., New York time, Monday through Friday

C

Dear Sir/Madam:

At the request of New Alliance Bancshares, Inc., we are enclosing materials regarding the offering of shares of New Alliance Bancshares, Inc. common stock. Included in this package is a Prospectus describing the offering.

Ryan Beck & Co., Inc. has been retained by New Alliance Bancshares, Inc. as selling agent in connection with the stock offering. We have been asked to forward these materials to you in view of certain regulatory requirements and the securities laws of your state.

Sincerely,

This letter is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

B

STOCK ORDER ACKNOWLEDGEMENT LETTER

[NewAlliance Bancshares, Inc. Letterhead]

[imprinted with name & address of subscriber]

Date

STOCK ORDER ACKNOWLEDGEMENT

This letter confirms receipt of your order to purchase shares of NewAlliance Bancshares, Inc. common stock. Please review the following information carefully to verify that we have accurately recorded your order information. If any information does not agree with your records, please call our Stock Information Help Line at 1-866-926-6222, from 9:00 am to 4:00 pm, New York time, Monday through Friday. Refer to the batch and order number listed below when contacting the Stock Information Help Line.

Order Information:

Batch #: ________

Order #: ________

No. of Shares Requested:______________

Offering Category:___________ (subject to verification; see descriptions below)

Stock Registration:

Name 1

Name 2

Name 3

Address1

Address2

City, State, Zip

Ownership Type:

Social Security #/Tax ID#: _____ -______ - ______

This letter acknowledges only that your order and payment have been received. It does not guarantee that your order will be filled, either completely or partially. Share allocation procedures and purchase limitations are described in the NewAlliance Bancshares, Inc. Prospectus dated                     , 200    , in the section entitled “The Conversion and the Offering”.

The offering period ends at 10:00 a.m., New York time, on ______ __, 2004. We then must receive final regulatory approval before stock certificates can be mailed and the newly issued shares can begin trading. Your patience is appreciated.

Thank you for your order,

NewAlliance Bancshares, Inc.

Offering Category Description:

1.	New Haven Savings Bank depositors with a minimum of $50.00 on deposit on June 30, 2002;
2.	New Haven Savings Bank’s employee stock benefit plan;
3.	New Haven Savings Bank depositors with a minimum of $50.00 on deposit on December 31, 2003;
4.	New Haven Savings Bank officers, directors or employees not qualified above;
5.	New Haven Savings Bank corporators not qualified in a preceding category;
6.	Community Offering – Natural persons who are residents of the Connecticut counties of New Haven, Middlesex, Hartford, Tolland or Windham, Connecticut;
7.	Community Offering – Connecticut residents living outside of the counties listed in category 6 above;
8.	Community Offering – Persons not qualified in any of the above categories.

NOTE: Printed and mailed in the Stock Information Center after an order is processed.

STOCK CERTIFICATE MAILING LETTER

[NewAlliance Bancshares, Inc. Letterhead]- mailed by the transfer agent

Dear Stockholder:

I would like to thank you for participating in our stock offering. A total of                      shares were purchased by investors at a price of $10.00 per share.

Your stock certificate is enclosed. Please review the certificate to make sure the registration name and address are correct. If you find an error or have questions about your certificate, please contact our transfer agent:

American Stock Transfer & Trust Company

by mail:

[mailing address]

or by phone:

[phone number]

or electronically:

[email address]

If the enclosed stock certificate must be forwarded for reissue, it is recommended that it be sent to our transfer agent by registered mail. If you change your address, please notify our transfer agent immediately, so that you will continue to receive stockholder communications.

If you paid for your shares of common stock by check or money order, you have received, or soon will receive, a check representing interest earned on your funds. Interest payments were calculated at New Haven Savings Bank’s passbook savings rate (                     % per annum) from the date your funds were received until                     , 2004. If you paid for your shares by authorizing a withdrawal from a New Haven Savings Bank deposit account, that withdrawal has been made. Interest was earned at your account’s contractual rate, and was credited to your account through the date of withdrawal,             , 2004.

NewAlliance Bancshares, Inc. common stock trades on the Nasdaq National Market, under the trading symbol “NABC.”

I welcome you as a fellow stockholder of NewAlliance Bancshares, Inc.

Sincerely,

Peyton R. Patterson

Chairman of the Board, President

and Chief Executive Officer

NOTE: If there is interest plus refund, the letter will be reworded and the check stub will provide the two amounts.

LOCAL NEWSPAPER ADVERTISEMENT (Optional – not expected to be used)

NewAlliance Bancshares, Inc. [LOGO]

(Holding Company for New Haven Savings Bank)

Up to 102,493,750 Shares

Common Stock

PRICE

$10.00 Per Share

NewAlliance Bancshares, Inc. is conducting an offering of common stock. Shares may be purchased directly from NewAlliance Bancshares, Inc. during the offering period.

This offering expires at 10:00 a.m. on                          , 2004.

To receive a copy of the Prospectus, call our Stock Information Help Line, toll free, at 1-866-926-6222, Monday through Friday, from 9:00 a.m. to 4:00 p.m.

This advertisement is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

BRANCH LOBBY POSTER (optional)

TIME IS RUNNING OUT!

We are conducting an offering of shares of common stock

UP TO 102,493,750 SHARES

COMMON STOCK

$10.00 Per Share Purchase Price

THIS OFFERING EXPIRES AT 10:00 A.M. ON                          , 2004

If you have questions about the stock offering,

call our Stock Information Help Line, toll free, at 1-866-926-6222

Monday through Friday, 9:00 a.m. to 4:00 p.m.

NEWALLIANCE BANCSHARES, INC. [LOGO]

This notice is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

This pamphlet answers questions about NewAlliance Bancshares, Inc.’s stock offering. Investing in shares of common stock involves certain risks. Please read the enclosed Prospectus carefully, including the section entitled “Risk Factors”.

GENERAL — THE CONVERSION

The Board of Directors of New Haven Savings Bank has determined that the conversion is in the best interest of our employees, customers and the communities we serve. The Connecticut Banking Commissioner has conditionally approved our Plan of Conversion, and the Federal Deposit Insurance Corporation (FDIC) has issued a non-objection letter regarding the Plan.

Q. What is the conversion?

A.  New Haven Savings Bank will convert from the mutual (meaning no stockholders) to the stock form of organization. As part of the conversion process, our newly-formed holding company, NewAlliance Bancshares, Inc., will conduct its initial public offering of common stock. Upon the completion of the conversion and stock offering, NewAlliance Bancshares, Inc. will be 100% owned by stockholders, and New Haven Savings Bank will become its subsidiary.

Also, in connection with the conversion, we intend to establish a new charitable foundation, to be funded with shares of common stock of NewAlliance Bancshares, Inc. The foundation will support charitable causes and community development in our market areas.

Q. What are the reasons for the conversion?

A.  The primary reasons for the conversion and related stock offering are to further our growth strategy and to provide the cash and stock consideration for two acquisitions. NewAlliance Bancshares, Inc. intends to acquire Connecticut Bancshares, Inc. and its subsidiary, Savings Bank of Manchester and also intends to acquire Alliance Bancorp of New England, Inc. and its subsidiary, Tolland Bank. The acquisition of each company is subject to regulatory approval and to approval by the company’s stockholders. The acquisitions are expected to be completed simultaneously with the conversion and stock offering.

The stock form of organization is the corporate form used by all commercial banks and an increasing number of savings banks. In its mutual form, New Haven Savings Bank is limited in its ability to raise capital and engage in acquisitions. As a stock organization operating through the holding company corporate structure, we will benefit from increased flexibility in structuring acquisitions, diversifying lines of business and achieving other business goals.

Q. Will the conversion affect customers’ deposit accounts or loans?

A.  No. The conversion will not affect the balance or terms of deposit or loans, and deposits will continue to be federally insured by the FDIC up to the maximum legal limit. Deposit accounts are not being converted to stock.

Q. Will customers notice any change in New Haven Savings Bank’s day-to-day activities as a result of the conversion?

A.  No. It will be business as usual. The conversion is a change in our form of corporate structure. However, there will be no change to our existing staff and branches as a result of the conversion. We will maintain our strong ties to our community.

Q. What will be the effect of the acquisitions on New Haven Savings Bank?

A.  As a result of the two acquisitions, New Haven Savings Bank’s competitive position will improve. We will acquire additional branches that will increase our geographic scope and provide entry into three counties. We will have the third highest deposit share in our market area and the fifth highest deposit share in Connecticut. Additionally, the acquisitions will provide efficiencies resulting from operating on an increased scale.

The acquisitions are expected to occur in             , 2004. We look forward to welcoming the customers of Savings Bank of Manchester and Tolland Bank. Shortly thereafter, the combined bank will change its name to “NewAlliance Bank”. Our new name represents growth, the shared community-oriented focus of the three banks, the broader geography we will serve, and the stronger alliances we plan to forge with our customers and communities. We intend to operate NewAlliance Bank as an independent community-oriented financial institution, and our headquarters will remain in New Haven.

Q. Why was there local controversy surrounding New Haven Savings Bank’s intention to convert to a stockholder-owned organization?

A. New Haven Savings Bank’s plans for the conversion and the acquisitions raised some concerns in the community, primarily emanating from the City of New Haven. To help resolve misconceptions and address the various viewpoints, management of New Haven Savings Bank responded publicly, in the press and in open public forums. As a result of the collective efforts of New Haven Savings Bank, the City and community representatives, New Haven Savings Bank has made additional commitments that demonstrate our intention to maintain and strengthen our long-standing ties to New Haven and to our broader community.

NewAlliance Bancshares, Inc. will contribute $40 million of stock to a new charitable foundation, to complement our existing foundation. This will be the largest charitable foundation ever established in connection with a mutual-to-stock conversion. Over time, this new foundation will contribute $25 million to a new, independently governed foundation. In addition, our previously announced $27.5 million commitment to our “NewAlliance for Neighborhoods” program will now include $6 million in affordable loans to low and moderate income borrowers and developers.

We are pleased with the successful resolution of the conversion-related issues. Our commitments secured the support of the City and reflect the public and private sector’s shared goals for community development.

Q. Does New Haven Savings Bank have a history of supporting its communities?

A. Yes. This is proven by our five consecutive “outstanding” ratings regarding the Community Reinvestment Act (“CRA”), a ratings achievement unsurpassed by other Connecticut banks. Our lending record is a key component of our strong CRA rating. Existing housing assistance programs will receive further funding through the NewAlliance for Neighborhoods program described above. We look forward to benefiting individuals and neighborhoods through this program and through our expanded charitable foundation.

Q. Why aren’t depositors being asked to vote on whether to allow New Haven Savings Bank to conduct the conversion?

A. Each of the 20 Connecticut savings institutions that have converted to the stock form of organization have done so without a depositor vote. New Haven Savings Bank followed the standard procedures required by Connecticut law and the Connecticut Banking Commissioner. Accordingly, our Board of Directors and our corporators voted on our Plan of Conversion. We received their approval.

THE OFFERING AND PURCHASING SHARES

Q. How many shares are being offered and at what price?

A. NewAlliance Bancshares, Inc. is offering between 65,875,000 and 89,125,000 shares at a price of $10.00 per share, subject to increase to 102,493,750 shares. No commission will be charged to purchasers.

Q. Who is eligible to purchase stock in the Subscription Offering and the Community Offering?

A.  Pursuant to Connecticut banking regulations, non-transferable rights to buy shares of common stock in a Subscription Offering have been granted in the following order of purchase priority:

Priority #1 –	New Haven Savings Bank depositors with at least $50 on deposit on June 30, 2002.

Priority #2 –	Our employee stock ownership plan.

Priority #3 –	New Haven Savings Bank depositors (other than our officers, directors and their associates) with at least $50 on deposit on December 31, 2003.

Priority #4 –	New Haven Savings Bank officers, directors and employees not qualified above.

Priority #5 –	New Haven Savings Bank corporators not qualified above.

If all shares are not subscribed in the Subscription Offering, NewAlliance Bancshares, Inc. may choose to offer shares for sale in a Community Offering. The Community Offering, if any, may commence during the Subscription Offering or just after the Subscription Offering concludes.

If a Community Offering is conducted, shares will be offered with a preference given first to natural persons residing in the Connecticut counties of New Haven, Middlesex, Hartford, Tolland and Windham, second to natural persons who are residents of all other Connecticut counties, and finally, to the general public.

In the event orders are received for more shares than are available for sale in the offering, shares will be allocated, as described below.

Q. Is it possible that I will not receive any shares?

A.  Yes. If we receive orders for more shares than we have available to sell, we will be required to allocate shares in the order of priority outlined in the section of the Prospectus entitled “The Conversion and the Offering”, under the headings “Subscription Offering and Subscription Rights” and “Direct Community Offering” on pages                  of the Prospectus. If we are unable to fill your order, or can only fill your order in part, you will receive a refund of the appropriate amount, with interest. If you paid by check or money order, we will issue you a refund check. If you paid by authorizing withdrawal from your New Haven Savings Bank deposit account(s), we will only withdraw the funds necessary to pay for the shares you receive. Unused funds, along with accrued interest, will remain in your account(s).

Q. How may I purchase shares?

A.  Shares may only be purchased by completing a stock order form and returning it, with full payment or direct deposit account withdrawal authorization, so that it is received (not postmarked) by the offering deadline, 10:00 a.m., New York time, on                          , 2004. Stock order forms may NOT be hand-delivered. Delivery of a stock order form may only be made by: (1) mail, using the reply envelope provided, or (2) overnight delivery to the address noted on the stock order form.

Q. I am eligible to subscribe for stock in the Subscription Offering. May I register the shares in someone else’s name?

A.  On your stock order form, you must register the shares only in the name or names of persons with the same purchase priority. You may not add name(s) of persons who qualify only in a lower priority than yours.

Q. How may I pay for the shares?

A.  Payment for shares can be remitted in two ways:

(1)	by personal check, bank check or money order. These will be cashed immediately. New Haven Savings Bank line of credit checks and checks written by a third party, however, may not be used as payment for shares.

(2)	by authorization to withdraw funds from the types of New Haven Savings Bank deposit accounts described in the stock order form section entitled “Method of Payment”, which allows you to designate account number(s) and amount(s) to be withdrawn. The amount(s) authorized by you must be available within the designated account(s) at the time you submit the stock order form. A hold will be placed on the dollar amounts authorized, and the funds will not be available to you during the stock offering period. New Haven Savings Bank will waive early withdrawal penalties for certificate of deposit account funds used to purchase shares. Please do not designate withdrawal from accounts with check-writing privileges. Provide a check, instead, because we do not intend to place holds on these types of accounts. If you request that we do so, we reserve the right to interpret that as your authorization to immediately withdraw the funds as if you had remitted a check.

Q. Will I earn interest on my funds?

A.  Yes. If you pay by check or money order, you will earn interest at New Haven Savings Bank’s applicable passbook rate for the minimum interest-earning balance, calculated from the day we receive your check or money order until the completion of the offering. At that time, you will receive a check for interest earned on these funds. If you pay for the shares by authorizing a direct withdrawal from your New Haven Savings Bank deposit account(s), your funds will continue earning interest at the contractual rate, and the interest earned will remain in your account(s).

Q. Are there limits on how many shares of common stock I can order?

A.  Yes. The minimum order is 25 shares ($250). The maximum number of shares that may be purchased by one person, or persons exercising subscription rights through a single qualifying deposit account held jointly, is 70,000 shares ($700,000). Also, no person, with associates, or with persons acting in concert, may purchase more than 210,000 shares ($2.1 million). More detail on purchase limits, including the definition of “associate” and “acting in concert”, can be found on page              and pages              -             of the Prospectus.

Q. May I use my New Haven Savings Bank loan or line of credit to pay for shares?

A.  No. New Haven Savings Bank, by regulation, may not extend a loan or line of credit for the purchase of stock in the offering.

Q. May I use my New Haven Savings Bank IRA, or an IRA held elsewhere, to purchase the shares?

A.  You might be able to use IRA funds, however using them for this type of purchase requires special arrangements and additional processing time. If you are interested in using IRA funds held at New Haven Savings Bank or elsewhere, please call the Stock Information Help Line for assistance promptly — preferably at least two weeks before the                          , 2004 offering deadline. Your ability to use retirement funds may depend on timing constraints and, possibly, limitations imposed by the IRA trustee.

Q. Will the stock be insured?

A.  No. Like any other shares of common stock, NewAlliance Bancshares, Inc.’s shares of common stock cannot be insured.

Q. Will dividends be paid on NewAlliance Bancshares, Inc. stock?

A.  The Board of Directors of NewAlliance Bancshares, Inc. expects to be able to pay cash dividends after the completion conversion, in amounts comparable to those paid by similar financial institutions. However, because payment will depend on a number of factors, such as regulatory capital requirements and general economic conditions, no assurances can be made regarding the amount of dividends, or whether dividends, if paid, will continue.

Q. Will a commission be charged for the purchase of shares?

A.  No. All shares will be sold at a purchase price of $10.00 per share. No commission or fee will be charged for the purchase of common stock in this offering. After the shares begin to trade, if you purchase or sell shares through a brokerage firm, the firm may charge fees or commissions.

Q. How will NewAlliance Bancshares, Inc. stock be traded?

A.  Currently, there are no outstanding shares of common stock. Upon the conclusion of the offering and conversion, the newly-issued shares of common stock are expected to trade on the Nasdaq National Market under the trading symbol “NABC”. As soon as possible after completion of the stock offering, investors will be mailed stock certificates. Although the shares of common stock will have begun trading, brokerage firms may require that you have received your certificate(s) prior to selling your shares.

Q. Will the stock be insured?

A.  No. Like any other common stock, NewAlliance Bancshares, Inc. common stock cannot be insured. Once the shares commence trading, the price per share will depend on market conditions.

WHERE TO GET MORE INFORMATION

Q. Where can I call to get more information?

A.   For assistance, you may call New Haven Savings Bank’s Stock Information Help Line, toll free, at 1-866-926-6222 from 9:00 a.m. to 4:00 p.m., New York time, Monday through Friday. The Stock Information Center is not open on weekends or on bank holidays.

This brochure is neither an offer to sell nor a solicitation of an offer to buy shares of common stock. The offer is made only by the Prospectus. The shares of common stock are not savings accounts or deposits and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Q

&

        A

About Our

Conversion and

Stock Offering